EXHIBIT 21.1

NextWave Wireless LLC
NextWave Broadband Inc.
PacketVideo Corporation
PacketVideo North Carolina Corporation
PacketVideo Japan KK
PacketVideo France SARL
PacketVideo Finland Oy
PacketVideo India Private Limited
AWS Wireless Inc.
NW Spectrum Co.
Tele*Code
Cygnus Communications, Inc.
Cygnus Multimedia Communications, Inc.
Cygnus Acquisition Co.
Cygnus Communications Canada Co.
Cygnus Multimedia Communications, Limited